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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                       United States Aircraft Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, par value $.50 per share &
                Class B Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   911901 10 6
    -----------------------------------------------------------------------
                                 (CUSIP Number)


           Harry V. Eastlick, c/o United States Aircraft Corporation,
             3121 E. Greenway Road Suite 201, Phoenix, Arizona 85032
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.     911901 10 6                            Page ____ of ____ Pages
          -------------------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Harry V. Eastlick
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                        (b) |_|
   Not Applicable
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   SC, OO
--------------------------------------------------------------------------------
5  CHECK BOX  IF DISCLOSURE OF  LEGAL PROCEEDINGS IS  REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
     NUMBER OF      7  SOLE VOTING POWER
      SHARES
   BENEFICIALLY            603,708 Class A Common Stock
     OWNED BY            2,600,000 Class B Common Stock
       EACH       --------------------------------------------------------------
    REPORTING       8    SHARED VOTING POWER
      PERSON
       WITH              0
                  --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                           603,708 Class A Common Stock
                         2,600,000 Class B Common Stock
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     603,708 Class A Common Stock
   2,600,000 Class B Common Stock
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|
   See Item 5
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1% Class A Common Stock
   52.4% Class B Common Stock

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         Title of the class of Equity Security:  Class A Common Stock
                                                 Class B Common Stock
         Principal Executive Offices of the Issuer:

         United States Aircraft Corporation
         3121 East Greenway Road Suite 201
         Phoenix, Arizona 85032

Item 2.  Identity and Background

     (a)  Name: Harry V. Eastlick

     (b) Residence or business address: c/o United States Aircraft Corporation, 3121 East Greenway Road Suite 201, Phoenix, Arizona 85032.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

          Executive Vice President and Chief Operating and Financial Officer

          United States Aircraft Corporation
          3121 East Greenway Road Suite 201
          Phoenix, Arizona 85032

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

     (f)  Citizenship: United States

Item 3.  Source and Amount of funds or Other Consideration

        Option to acquire 300,000 shares of New Common Stock (defined in Item 4(ii) below) was provided to Harry V. Eastlick by United States Aircraft Corporation for past services and to link future efforts to the long-term interests of the Company's stockholders.

Item 4.  Purpose of Transaction

        (a) (b) (d)-(g) United States Aircraft Corporation (the "Company") entered into an Exchange Agreement with the stockholders of Neo Vision ("NEO") to exchange all outstanding shares of NEO for 2,000,000 shares of the Company's Class A Common Stock and additional future shares issuances. See Exhibit 1 - Exchange Agreement, dated as of June 30, 1998, among United States Aircraft Corporation, Anthony Christopher, Albert C. Lundstrom, LEC & Associates, L.L.C., Eugene Johnson, Brad

Peterson, and A. Frederick Schaffer, Jr., hereafter referred to as "Exchange Agreement," which is incorporated by reference into this Schedule 13D.

        The purpose of the transaction is for the stockholders of NEO (the "Sellers"), individually, to transfer 100% of the outstanding shares of NEO to United States Aircraft Corporation ("Company") in exchange for approximately 80% of the capital stock of the Company. The initial transfer of Company shares to the NEO stockholders is detailed in Schedule 1.1 of the Exchange Agreement. Pursuant to the Exchange Agreement, Harry V. Eastlick, formally the President and Chief Executive Officer, will become the Executive Vice President and Chief Financial Officer of the Company.

        As of the date of the Exchange Agreement, NEO had authorized capital stock consisting of 25,000,000 shares of common stock, $.001 par value, of which 6,250,000 shares were issued and outstanding and all of which are owned by the Sellers, free and clear of all claims, liens, charges, and encumbrances. Upon approval of the Exchange Agreement by the Company's stockholders, the Company's name will be changed to Neo Vision Systems, Inc., a Delaware Corporation, and NEO will be operated as a separate subsidiary of the Company. NEO produces and markets a new application of high technology computers, communications and digital video using video walls to display advertising and similar media in high traffic locations in the form of 8' by 10' and larger screens, that have most recently been installed in the McCarren International Airport's new "D" Concourse in Las Vegas, Nevada.

        The Company will prepare and file with the Securities and Exchange Commission ("SEC") a preliminary proxy statement and shall use its best efforts to have the SEC and any applicable state regulatory authorities declare effective as soon as practicable a final proxy statement / prospectus for a meeting of the Company's stockholders to approve the Exchange Agreement, and the following actions by the Company:

          (i) Approving the current Board of Directors, including three of the Sellers, Anthony Christopher, Albert C. Lundstrom, and Jack Eberenz.

          (ii) Authorization of a single new class of common stock ("New Common Stock"), $.001 par value per share, totaling 100,000,000 shares.

          (iii) Reclassification of the Company's currently outstanding Class A Common Stock into New Common Stock on the basis of 10 shares of the Class A Common Stock into one share of the New Common Stock.

          (iv) Reclassification of the Company's currently outstanding Class B Common Stock into New Common Stock on the basis of 13 shares of Class B Common Stock into one share of New Common Stock.

           (v) Authorization of preferred stock of the Company of 75,000,000 shares.

          (vi) Pursuant to the Exchange Agreement, Section 4.1(d), up to 4,577,560 shares of New Common Stock will be issued to the Sellers in the ratio equal to the ratio of shares of Class A Common Stock issued between the Sellers as set forth in Schedule
                1.1 of the Exchange Agreement. The issuance of 3,500,000 shares of New Common Stock will automatically occur upon stockholder approval of the Exchange Agreement. The issuance 1,077,560 shares of the New Common Stock will occur in increments and is contingent upon the occurrence of certain events as detailed in
                Section 4.1(d) of the Exchange Agreement.

        Concurrent with the Closing of the Exchange Agreement, the Company issued options to acquire additional shares of the New Common Stock for $1.00 per share. 1,215,000 options were issued to certain Sellers as well as existing officers and directors of the Company. Harry V. Eastlick was issued options to acquire 300,000 shares of New Common Stock. Each option, if exercised, will be the equivalent of 10 shares of Class A Common Stock currently outstanding.

(c)(h)-(j)  Not applicable

Item 5.  Interest in Securities of the Issuer

  (a) 603,708 shares of Class A Common Stock, and 2,600,000 Class B Common Stock, representing 6.1% and 52.4% of the classes, respectively. Does not include options to acquire 300,000 shares of New Common Stock for $1.00 per share.

  (b)   Sole Power to Vote:       603,708 shares of Class A Common Stock
                                  2,600,000 shares of Class B Common Stock*
        Shared Power to Vote:     None
        Sole Power to Dispose:    603,708 shares of Class A Common Stock
                                  2,600,000 shares of Class B Common Stock*
        Shared Power to Vote:     None

        * 125,000 shares held directly and 2,475,000 shares held in escrow by the Security Pacific Bank (now Bank of America). Upon approval of appropriate regulatory authorities, the shares held in escrow will be transferred directly to Mr. Eastlick.

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D:

              Harry V. Eastlick was issued options to acquire 15,000 shares of the Company's Class A Common Stock On May 1, 1998. 188,708 shares of the Company's Class A Common Stock, which were owned by Diversified Professionals, Inc., a corporation controlled by Harry V. Eastlick, were transferred directly to Harry V. Eastlick on June 30, 1998.

  (d) Not applicable.

  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Company has entered into an employment contract with Mr. Eastlick providing for him to serve as the Executive Vice President and Chief Operating and Financial Officer of the Company.

        3,500,000 shares of New Common Stock shall be issued to the Sellers upon stockholder approval of the Exchange Agreement, and up to 1,077,560 additional share of New Common Stock shall be issued to the Sellers, contingent upon the occurrence of certain events as detailed in Section 4.1(d) of the Exchange
Agreement, including the installation of new screens in the McCarren International Airport in Las Vegas, and the achievement of stipulated financial goals.

        If the Company's stockholders do not approve the Exchange Agreement, any Seller may rescind the exchange of shares and the agreement and transactions shall be null and void.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - Exchange Agreement, dated as of June 30, 1998, among United States Aircraft Corporation, Anthony Christopher, Albert C. Lundstrom, LEC & Associates, L.L.C., Eugene Johnson, Brad Peterson, and A. Frederick Schaffer, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             /s/ Harry V. Eastlick
                                            --------------------------
   July 9, 1998                                     Signature
       Date
                                                Harry V. Eastlick
                                            --------------------------
                                                      Name



       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)